UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 28, 2023, Polestar Automotive Holding UK PLC (“Polestar”) held its 2023 annual general meeting of shareholders (the “AGM”). At the AGM, shares, represented by American depositary shares (“ADSs”) and having the power to submit 16,637,754,920 votes, were represented in person or by proxy and constituted a quorum for transacting business at the AGM.

Voting at the AGM was conducted by way of a poll, with each Class A ordinary share, Class C-1 ordinary share and Class C-2 ordinary share, which were represented by ADSs, issued and outstanding as of the close of business on the record date entitled to one (1) vote, and each Class B ordinary share, which were represented by ADSs, issued and outstanding as of the close of business on the record date, entitled to ten (10) votes, respectively, on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, with resolutions 1 to 8 being ordinary resolutions that required more than 50% of shareholders’ votes to be cast in favor and resolutions 9 and 10 being special resolutions that required at least 75% of shareholders’ votes to be cast in favor:

Resolutions		Votes For	Votes Against	Votes Withheld
1.	To receive the Company’s annual report and audited financial statements for the period ended 31 December 2022.	16,637,324,000	62,180	368,740
2.	To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2022.	16,636,803,091	446,908	504,921
3.	To receive and approve the Remuneration Policy.	16,636,647,588	508,011	599,321
4.	To elect Mr Thomas Ingenlath as a Director.	16,634,738,555	2,603,536	412,829
5.	To elect Mr Donghui (Daniel) Li as a Director.	16,634,615,520	2,659,398	480,002
6.	To elect Mr David Richter as a Director.	16,636,902,659	346,802	505,459
7.	To appoint Deloitte LLP and Deloitte AB as auditor of the Company.	16,637,111,758	177,959	465,203
8.	To authorise the Audit Committee to determine the remuneration of the Auditor.	16,637,099,570	169,503	485,847
9.	To authorise the Company to purchase its own ordinary shares.	16,636,954,155	454,229	346,536
10.	To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.	16,637,283,862	125,746	345,312

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by Polestar’s board of directors.

As of the record date, Polestar had the following shares in issue with a total of 16,915,075,888 voting rights: (i) 467,740,173 Class A ordinary shares each carrying one (1) vote per share; (ii) 1,642,233,575 Class B ordinary shares each carrying ten (10) votes per share;(iii) 20,499,965 Class C-1 ordinary shares each carrying one (1) vote per share; and (iv) 4,500,000 Class C-2 ordinary shares each carrying one (1) vote per share.

As of the record date, Polestar held no ordinary shares in treasury. A vote withheld is not counted in the calculation of the votes for or against a resolution. Votes ‘For’ include those votes giving Polestar’s Chairman discretion.

The information contained in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 28, 2023	By:	/s/ Thoomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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